UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark one)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2011
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14543
________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
TRUEBLUE, INC. 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TrueBlue, Inc.
1015 A Street
Tacoma, Washington 98402

REQUIRED INFORMATION
TrueBlue, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.
The following financial statements, schedules and exhibits are filed as a part of the Annual Report on Form 11-K.

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Report of Independent Registered Public Accounting Firm
Benefit Plans Administration Committee
TrueBlue, Inc. 401(k) Plan
Tacoma, Washington

We have audited the accompanying statements of net assets available for benefits of TrueBlue, Inc. 401(k) Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of TrueBlue, Inc. 401(k) Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clifton Larson Allen LLP
Clifton Larson Allen LLP
Spokane, Washington June 15, 2012

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TrueBlue, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
ASSETS
Investments, at fair value:
Collective trust	$2,283,092	$2,180,312
Mutual funds	19,231,928	18,914,733
Employer common stock	1,731,998	2,264,468
Pooled separate accounts	—	538,417
Total investments	23,247,018	23,897,930
Receivables:
Participant contributions	—	108,740
Employer contributions	506,984	601,538
Notes receivable from participants	976,108	961,160
Total receivables	1,483,092	1,671,438
Total assets	24,730,110	25,569,368
LIABILITIES
Excess contributions refundable:
Participant	—	149,985
Employer	—	46,479
Total liabilities	—	196,464
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	24,730,110	25,372,904
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(51,879)	(43,639)
NET ASSETS AVAILABLE FOR BENEFITS	$24,678,231	$25,329,265
See accompanying notes to financial statements.

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TrueBlue, Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2011	2010
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
Investment income (loss):
Dividends	$343,456	$214,726
Net appreciation (depreciation) in fair value of investments	(1,088,204)	2,925,829
Total investment income (loss)	(744,748)	3,140,555
Interest income on notes receivable from participants	39,705	45,174
Contributions:
Participant	2,192,706	2,470,597
Employer	320,227	555,045
Rollovers	24,189	72,461
Total contributions	2,537,122	3,098,103
Benefits paid to participants	(2,247,268)	(3,091,170)
Administrative expenses	(190,431)	(102,616)
NET INCREASE (DECREASE)	(605,620)	3,090,046
TRANSFER OF ASSETS FROM THE PLAN	(45,414)	—
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	25,329,265	22,239,219
End of year	$24,678,231	$25,329,265
See accompanying notes to financial statements.

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TrueBlue, Inc. 401(k) Plan
Notes to Financial Statements
Note 1 - Description of the Plan
The following description of the TrueBlue, Inc. 401(k) Plan (Plan) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan, which was restated effective January 1, 2010 and most recently amended affective January 1, 2012, is a defined contribution plan established by TrueBlue, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. Eligible employees of the Company are defined under Article II of the TrueBlue, Inc. 401(k) Plan document and must be 21 years of age or older and depending on the type of employee, will have completed six months to one year of service to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).
Contributions and Participant Investment Options
Eligible employees may elect to defer a specific amount of compensation each year instead of receiving that amount in cash. The total deferrals in any taxable year may not exceed a dollar limit that is set by law, which was $16,500 for both 2011 and 2010. Participants turning age 50 or older may elect to defer additional amounts to the Plan (called “catch-up contributions”). Participants may also contribute amounts representing distributions from other qualified defined contribution plans.
During 2010 and 2011, the Company provided a discretionary matching contribution equal to 25% of each participant’s deferral contribution. Employer matching contributions were contributed in cash at year end for 2010 and 2011 matching contributions. The Company has the discretion to require that participants be employed on the last day of the Plan year in order to receive the matching allocation.
Participants may direct the investment of their contributions, along with employer matching contributions, into various investment options offered by the Plan which are currently a variety of mutual funds, a collective trust and Company common stock.
Effective January 1, 2011, highly compensated employees as defined by Sections 414-416 of the IRS Code were no longer eligible to participate in the Plan. All contributions by highly compensated employees made prior to the effective date will be allowed to remain in the Plan while the participant remains actively employed. Should an employee no longer meet the definition of a highly compensated employee, the employee would become eligible for the Plan as long as the other eligibility requirements are met.
Participant Accounts
Participant accounts are valued daily based on quoted market and unit prices. Each participant’s account is credited or charged with the participant’s contribution and allocations of (a) the Company’s contribution (b) Plan earnings or losses, and (c) certain administrative expenses. Participants are charged directly with costs associated with the investments and loan processing fees, as applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are fully vested in their contributions, plus actual earnings thereon. Vesting in the Company’s discretionary matching contribution portion of their accounts, plus earnings thereon is based on years of continuous service. Participants vest in the matching employer contributions at 25% for each year of service completed, with the first 25% vesting after the second year of service. A participant is 100% vested after five years of credited service or upon death, disability or normal retirement age. In the event of termination of employment prior to the completion of five years of continuous service, for any reason other than death or disability, participants forfeit their nonvested portion of employer matching contributions.

Notes Receivable from Participants
A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance, with a minimum note amount of $1,000. The note is secured by the balance in the participant’s account and is repaid through payroll deductions over periods ranging up to 60 months, unless the note is used to acquire a principal residence, in which case the note may be issued

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for a reasonable time determined by the Plan administrator. The interest rate is also determined by the Plan administrator based on prevailing market conditions, and is fixed over the life of the note. Interest rates ranged from 4.25% to 9.25% for both 2011 and 2010.
Payment of Benefits and Withdrawals
Upon termination of employment, the participant is entitled to receive the vested portion of his or her account. If the vested amount is $5,000 or less, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $5,000, the participant must consent to the distribution before it may be made.
A participant may make a hardship withdrawal to satisfy certain immediate and heavy financial needs provided the participant has obtained all other nontaxable loans currently available under all Plans maintained by the Company. Participant contributions are suspended for the six months following a hardship withdrawal. A participant may withdraw any part of their vested account resulting from rollover contributions at any time.
A participant who has attained the age of 59 1/2 may withdraw all or a portion of his or her vested account balance.
Plan Administration
The Plan is administered by an Benefit Plans Administration Committee consisting of Company officers and employees who are approved by the Compensation Committee of the Board of Directors of the Company. No such officer or employee receives compensation from the Plan.
The employee benefits committee serves as investment manager and trustee of the Plan. Principal Life Insurance Company (Principal) serves as the recordkeeper and custodian for the Plan. Certain Plan investments are invested in a Stable Value Fund (collective trust); transactions in this trust qualify as permitted party-in-interest transactions. The Company pays all administrative expenses of the Plan, except for the administrative costs of the investments and loan processing fees which are charged directly to the participants.
Forfeited Accounts
Forfeited nonvested accounts are used to reduce future employer discretionary matching contributions or employer administrative expenses. Unallocated forfeitures as of December 31, 2011 and 2010 totaled $10,110 and $191,116, respectively. In 2011, $186,757 was used to reduce employer matching and in 2010, no material forfeitures were used to reduce employer matching contributions. $20,509 and $60,850 of forfeitures were used to pay for administrative expenses in 2011 and 2010, respectively.
Note 2 - Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Fair Value Measurements
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

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•	Level 2: Inputs to the valuation methodology include:
- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the valuation methodologies used at December 31, 2011 and 2010.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in the pooled separate accounts are valued using the net asset value (NAV) of units, which are based on observable market prices for the underlying assets, held by the Plan at year-end. Mutual funds are reported at fair value based on the quoted market price available on the active markets in which they trade. The collective trust is valued at NAV of units held by the Plan, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund’s net assets by its units outstanding at the valuation date. The TrueBlue, Inc., Common Stock Fund includes shares of TrueBlue, Inc., and cash, and is reported based on unitized value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Benefit Payments
Benefit payments and withdrawals are recorded when paid.
Notes Receivable from Participants
During 2010, Financial Accounting Standard Board (FASB) released guidance that reclassifies participant loans from investments to notes receivable effective for fiscal years ending after December 15, 2010. The guidance requires the reclassification to be retrospectively applied to all prior periods presented. The Plan adopted this guidance effective for the Plan year ended December 31, 2010.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.
Subsequent Events
We evaluated other events and transactions occurring after the balance sheet date through the date that the financial statements were issued, and noted no other events that were subject to recognition or disclosure.

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Note 3 - Fair Value of Investments
The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2011
	Level 1	Level 2	Level 3	Total
Collective trust	$—	$2,283,092	$—	$2,283,092
Mutual funds:
Balanced/Asset Allocation	7,709,560	—	—	7,709,560
Fixed Income	1,593,999	—	—	1,593,999
International Equity	1,627,870	—	—	1,627,870
Large U.S. Equity	4,656,726	—	—	4,656,726
Small/Mid U.S. Equity	3,643,773	—	—	3,643,773
Employer common stock	1,731,998	—	—	1,731,998
Total investments, at fair value	$20,963,926	$2,283,092	$—	$23,247,018

	2010
	Level 1	Level 2	Level 3	Total
Collective trust	$—	$2,180,312	$—	$2,180,312
Mutual funds:
Balanced/Asset Allocation	7,511,634	—	—	7,511,634
Fixed Income	1,290,361	—	—	1,290,361
International Equity	1,944,026	—	—	1,944,026
Large U.S. Equity	4,816,281	—	—	4,816,281
Small/Mid U.S. Equity	3,352,431	—	—	3,352,431
Employer common stock	2,264,468	—	—	2,264,468
Pooled separate accounts:
Value Fund	—	538,417	—	538,417
Total investments, at fair value	$21,179,201	$2,718,729	$—	$23,897,930
The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31,:

	2011
Investment Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trust	$2,283,092	$—	Daily	Daily

	2010
Investment Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trust	$2,180,312	$—	Daily	Daily
Pooled separate account:
Value Fund	538,417	—	Daily	30 Days
Collective trust:
Principal Stable Value Fund – the investment seeks current income by investing primarily in insurance contracts issued by insurance companies, and investments from other financial institutions which offer stability of principal.
Pooled separate accounts:
Value Fund:
Principal Small Cap Value II - seeks long-term growth of capital. The fund invests at least 80% of net assets in equity

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securities of companies with small market capitalizations or in securities with market capitalizations of $3.5 billion or less at the time of purchase. It invests in value equity securities; the value orientation selection emphasizes buying equity securities that appear to be undervalued. The fund also invests in real estate investment trusts.

Note 4 - Investments
As of December 31, 2011 and 2010, the Plan’s investments were held by Principal. Investments that represent 5% or more of the Plan’s net assets available for benefits in either year are separately identified as follows:

	Years Ended December 31,
	2011	2010
Collective trust - Principal Stable Value Fund (at contract value)	$2,231,213	$2,136,673
Mutual funds:
Vanguard Target Retirement Income Inv Fund	3,323,759	3,160,353
American Funds Growth Fund of America R4 Fund	2,375,905	2,658,801
American EuroPacific Growth R4 Fund	1,591,781	1,918,590
Vanguard Target Retirement 2040 Inv Fund	1,616,489	1,543,597
Vanguard Target Retirement 2030 Inv Fund	1,405,163	1,363,131
Vanguard Index 500 Fund	1,353,729	1,307,842
PIMCO Total Return Instl Fund	1,466,376	1,279,443
Royce Penn Mutual Inv Fund	1,553,167	—
Employer common stock - TrueBlue, Inc. Common Stock Fund	1,731,998	2,264,468
Net appreciation (depreciation) in fair value of the Plan’s investments (including investments bought, sold, and held during the year) were as follows:

	Years Ended December 31,
	2011	2010
Collective trust	$38,751	$47,299
Mutual funds	(636,422)	548,570
Employer common stock	(509,242)	384,882
Pooled separate accounts	18,709	1,945,078
Net appreciation (depreciation)	$(1,088,204)	$2,925,829

Note 5 - Investment Contract
In 2007, the Plan entered into a benefit-responsive investment contract (the collective trust) with Morley Financial Services, Inc. (Morley). Morley maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and adjusted for the difference between the fair value and contract value as reported to the Plan by Morley. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

As described in Note 2, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There were no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2011 and 2010 was $2,283,092 and $2,180,312, respectively. The average yield and crediting rates were approximately 1.35% and 2.39%, respectively, for 2011 and 1.95% and 2.79%, respectively, for 2010. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.
Note 6 - Party-In-Interest Transactions
The Plan investments are managed by Principal. Principal is the custodian as defined by the Plan and, therefore, the investment transactions qualify as party-in-interest transactions. Fees paid by the Plan were $190,431 and $102,616 for the years ended

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December 31, 2011 and 2010, respectively.
Note 7 - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in their Company contributions.
Note 8 - Plan Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated August 30, 2001, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been restated since receiving the opinion letter however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.
Note 9 - Risks and Uncertainties
The Plan provides for investment options encompassing various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.
Note 10 - Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$24,678,231	$25,329,265
Excess participant contributions refundable	—	149,985
Excess employer contributions refundable	—	46,479
Adjustment from fair value to contract value	51,879	43,639
Deemed distributions of participant loans	(31,998)	(26,327)
Net assets available for benefits per Form 5500	$24,698,112	$25,543,041

The following is a reconciliation of additions per the financial statements to total income per Form 5500:

Year Ended December 31, 2011
Additions per the financial statements	$1,832,079
Current year fair value to contract value adjustment	51,879
Prior year fair value to contract value adjustment	(43,639)
Total income per Form 5500	$1,840,319

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

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Year Ended December 31, 2011
Benefit payments per the financial statements	$2,247,268
Prior year deemed distributions of participant loans	(26,327)
Current year deemed distributions of participant loans	31,998
Prior year excess contributions refundable	196,464
Benefit payments per Form 5500	$2,449,403
Note 11 - Transfer of Assets From the Plan
The transfer of assets out of the Plan represents assets held by employees located in Puerto Rico that were transferred to a separate plan established by the Company for employees in Puerto Rico to ensure compliance with specific tax statutes in that location.

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TrueBlue, Inc. 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
EIN #: 91-1287341
Plan #: 001

	Identity of Issuer	Description of Investment	Cost**	Current Value
		Collective trust:
	Union Bond and Trust Company	Principal Stable Value Fund		$2,283,092

		Mutual funds:
	Vanguard Group	Vanguard Target Retirement Income Inv Fund		3,323,759
	The American Funds	American Funds Growth Fund of America R4 Fund		2,375,905
	Vanguard Group	Vanguard Target Retirement 2040 Inv Fund		1,616,489
	The American Funds	American Funds EuroPacific Growth R4 Fund		1,591,781
	The Royce Funds	Royce Penn Mutual Investment Fund		1,553,167
	PIMCO Funds	PIMCO Total Return Instl Fund		1,466,376
	Vanguard Group	Vanguard Target Retirement 2030 Inv Fund		1,405,163
	Vanguard Group	Vanguard Index 500 Fund		1,353,729
	Vanguard Group	Vanguard Windsor II Invest Fund		927,092
	Vanguard Group	Vanguard Target Retirement 2020 Inv Fund		728,266
	Jennison Dryden	Prudential Jenn Mid Cap Growth A Fund		641,664
	Vanguard Group	Vanguard Small-Cap Index Inv Fund		582,004
	Vanguard Group	Vanguard Target Retirement 2050 Inv Fund		465,891
	Vanguard Group	Vanguard Mid-Cap Index Inv Fund		445,540
	Janus International Holdings, LLC	Perkins Mid Cap Value T Fund		421,398
	Vanguard Group	Vanguard Total Intr-TM BD IDX Investor Fund		127,623
	Vanguard Group	Vanguard Target Retirement 2010 Inv Fund		106,306
	The American Funds	American Funds AM BAL R4 Fund		63,686
	Vanguard Group	Vanguard Total Intl Stock Index Fund		36,089
				19,231,928

		Employer common stock:
*	TrueBlue, Inc. Common Stock Fund	TrueBlue, Inc. Common Stock Fund		1,731,998

*	Participants	Participant Loans - Interest Rates 4.25% - 9.25%		976,108

				$24,223,126

*	Represents party-in-interest.
**	Cost omitted for participant directed investments

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the TrueBlue, Inc. 401(k) Plan, which is the Plan administrator of the TrueBlue, Inc. 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TrueBlue, Inc. 401(k) Plan

By:	Benefit Plans Administration Committee of the TrueBlue, Inc. 401(k) Plan

/s/ Andrea Maples
Andrea Maples, Trustee of the Plan
June 19, 2012

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